UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _____ to ____

Commission File Number 001-37845

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The One Microsoft Puerto Rico Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

One Microsoft Puerto Rico Retirement Plan

Date:	June 25, 2026	/s/ HERBERT LEWY
Herbert Lewy
General Manager

Date:	June 25, 2026	/s/ VIVIAN MARTINEZ
Vivian Martinez
Controller

APPENDIX 1

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED

DECEMBER 31, 2025;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2025

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3

Notes to Financial Statements	4

Supplemental Schedule:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2025	9

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the One Microsoft Puerto Rico Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the One Microsoft Puerto Rico Retirement Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 25, 2026

We have served as the auditor of the Plan since 1999.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2025	2024

ASSETS
Investments, at fair value	$38,556,819	$33,716,275
Receivables:
Participant loans	181,787	131,853
Participant contributions	18,122	14,022
Employer contributions	6,576	5,226
Interest and other	682	772

Total receivables	207,167	151,873

NET ASSETS AVAILABLE FOR BENEFITS	$38,763,986	$33,868,148

Refer to accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2025

ADDITIONS
Net investment income:
Interest and dividends	$532,397
Net increase in fair value of investments	4,489,769

Net investment income	5,022,166

Contributions:
Participant contributions	885,867
Rollover contributions	76,063
Employer contributions	324,569

Total contributions	1,286,499

Interest income on participant loans	10,926

Total additions	6,319,591

DEDUCTIONS
Benefits paid to participants	1,423,378
Administrative expenses	375

Total deductions	1,423,753

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,895,838

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	33,868,148

End of year	$38,763,986

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The One Microsoft Puerto Rico Retirement Plan (the “Plan”) is a defined contribution retirement plan. Effective April 1, 2024, Microsoft Caribbean, Inc. became the Plan’s sole sponsor (the “Sponsor”). Prior to April 1, 2024, the Plan was sponsored by the following participating employers: Microsoft Operations Puerto Rico, LLC, Microsoft Caribbean, Inc., and Microsoft Retail Store-Puerto Rico, LLC, all of which are wholly-owned subsidiaries of Microsoft Corporation. Effective June 30, 2024, Microsoft Operations Puerto Rico, LLC and Microsoft Retail Store-Puerto Rico, LLC ceased to be participating employers in the Plan. Effective January 1, 2025, the Plan was amended to eliminate an eligibility exclusion, consistent with applicable SECURE 2.0 Act requirements. The Plan year is January 1 through December 31. The Plan is administered by the Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee and recordkeeper is Banco Popular de Puerto Rico – Fiduciary Services Division (“Banco Popular de Puerto Rico”). The information below summarizes certain aspects of the Plan as in effect during 2025 and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

All employees of participating employers who have reached age 18 and are residents of Puerto Rico may enroll in the Plan at any time. Eligible employees may become a participant in the Plan immediately on their hire date since there is no service requirement to become a Plan participant.

Eligible Compensation

Eligible compensation represents total compensation paid to participants that is included in income for income tax purposes, excluding car allowance, Christmas bonus, severance package, relocation package, signing bonus, rewards, and recognitions.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis using eligible compensation each pay period. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax basis. Additionally, participants may make contributions on an after-tax basis which may not exceed 10 percent of the aggregate compensation paid to the employee during all the years they have been a Plan participant. Participants may choose to make rollover contributions representing distributions from other Puerto Rico qualified plans. All contributions are subject to certain Puerto Rico Internal Revenue Code (“PRIRC”) limitations and the limitations set forth in the Plan document.

Effective July 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested.

Participant contributions are recorded when withheld.

Employer Contributions

The Sponsor provides participants with a matching contribution on eligible pre-tax contributions up to 50 percent of the amount of the participant’s contribution. The maximum participant contribution amount eligible to be matched is 6 percent of eligible compensation as defined by the Plan. Participants do not receive a match on after-tax contributions.

Employer matching contributions are recorded when participant contributions are withheld.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including money markets and mutual funds.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to pre-tax and catch-up contribution accounts. A hardship withdrawal will generally result in a twelve-month suspension of pre-tax and after-tax contributions to the Plan.

After reaching age 59½, active participants may withdraw all, or any portion, of the balance in their accounts, including withdrawals from their rollover and after-tax account types within the Plan, without meeting one of the hardship criteria.

Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments are in the form of cash and are normally made in a lump sum, unless periodic payments are elected (monthly, quarterly, semiannual, or annual installments of substantially equal amounts over a period not to exceed 10 years). There were no participants who elected to withdraw from the Plan that had not yet been paid as of December 31, 2025 or 2024.

Administrative Expenses

Plan administrative expenses are paid by the Sponsor to the extent not paid or offset by the Plan, as provided in the Plan document. Participants are responsible for fees associated with certain transactions such as loan originations and maintenance.

Plan Amendment and Termination

The Sponsor has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions and geopolitical events, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statement of changes in net assets available for benefits.

NOTE 2 — FAIR VALUE MEASUREMENTS

The Plan accounts for certain assets at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•
Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 investments primarily include mutual funds, Microsoft Common Stock, and money market funds.
•
Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 investments consist of time deposits.
•
Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2025 and 2024, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds and money market funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

Financial Instruments Measured at Fair Value

December 31, 2025	Level 1	Level 2	Total

Mutual funds	$32,067,322	$0	$32,067,322
Microsoft Common Stock	5,749,758	0	5,749,758
Money market funds	708,003	0	708,003
Other	0	31,736	31,736

Total	$38,525,083	$31,736	$38,556,819

December 31, 2024	Level 1	Level 2	Total

Mutual funds	$27,935,127	$0	$27,935,127
Microsoft Common Stock	5,008,685	0	5,008,685
Money market funds	728,685	0	728,685
Other	0	43,778	43,778

Total	$33,672,497	$43,778	$33,716,275

NOTE 3 — PARTICIPANT LOANS

Participants may borrow from their accounts up to a maximum loan amount equal to the lesser of (a) 50 percent of the vested account balance; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. The minimum amount that a participant can borrow is $500. Participants are limited to two loans outstanding at a time – one Primary Residence Loan and one General Purpose Loan. Subject to approval of the Plan Administrator and a natural disaster (as defined in the Plan document), participants may also have an Emergency Loan outstanding.

The term of a Primary Residence Loan may not exceed 15 years. The term of a General Purpose Loan may not exceed five years or be less than 12 months. The interest rate for participant loans is one percent over the prime rate, determined on a monthly basis. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2025 was 4.25 percent to 9.50 percent, maturing at various dates through September 2038. The range of interest rates for outstanding General Purpose Loans as of December 31, 2025 was 4.25 percent to 9.50 percent, maturing at various dates through March 2030. There were no Emergency Loans outstanding as of December 31, 2025 or 2024.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 90 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment schedule or payoff the loan in full during this 90-day window generally results in a default of the loan, which is taxable income to the participant.

NOTE 4 — TAX STATUS

The PRTD has determined and informed the Plan, by a letter dated June 2, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the PRIRC. The determination letter covered Plan amendments adopted through April 1, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the PRIRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Exempt Party-In-Interest Transactions

Plan investments include time deposits with Banco Popular de Puerto Rico; therefore, these transactions qualify as party-in-interest transactions.

Microsoft Corporation is the parent company of the Sponsor. Accordingly, transactions in Microsoft Common Stock qualify as exempt party-in-interest transactions. As of December 31, 2025 and 2024, the Plan held 11,889 shares of Microsoft Common Stock valued at $5,749,758 and 11,883 shares valued at $5,008,685, respectively. For the year ended December 31, 2025, the Plan recorded Microsoft Common Stock dividend income of $40,387.

Participant loans, which are secured by the vested balances in the participants’ accounts, also qualify as party-in-interest transactions.

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsor on behalf of the Plan. For the year ended December 31, 2025, these expenses amounted to $109,208, which are not included in the Plan’s statement of changes in net assets available for benefits.

ONE MICROSOFT PUERTO RICO RETIREMENT PLAN

Employer ID No: 98-0459037, Plan No: 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2025

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost*	Current Value

MUTUAL FUNDS

Vanguard Windsor II Fund Investor Shares	Registered Investment Company		$4,220,299
Columbia Small Cap Index Fund - Class A	Registered Investment Company		981,692
American New Perspective Fund - Class R-4	Registered Investment Company		1,580,422
MFS Research International Fund - Class A	Registered Investment Company		149,092
BlackRock Total Return Fund	Registered Investment Company		1,856,790
American Funds Bond Fund of Amer R4	Registered Investment Company		248,183
T Rowe Price Retirement Income – Advisor Class	Registered Investment Company		315,826
T Rowe Price Retirement 2010 Fund - Advisor Class	Registered Investment Company		315,243
T Rowe Price Retirement 2015 Fund - Advisor Class	Registered Investment Company		21,122
T Rowe Price Retirement 2020 Fund - Advisor Class	Registered Investment Company		1,523,116
T Rowe Price Retirement 2025 Fund - Advisor Class	Registered Investment Company		291,392
T Rowe Price Retirement 2030 Fund - Advisor Class	Registered Investment Company		4,028,086
T Rowe Price Retirement 2035 Fund - Advisor Class	Registered Investment Company		1,499,753
T Rowe Price Retirement 2040 Fund - Advisor Class	Registered Investment Company		4,773,700
T Rowe Price Retirement 2045 Fund - Advisor Class	Registered Investment Company		1,912,582
T Rowe Price Retirement 2050 Fund - Advisor Class	Registered Investment Company		2,180,098
T Rowe Price Retirement 2055 Fund - Advisor Class	Registered Investment Company		836,038
T Rowe Price Retirement 2060 Fund - Advisor Class	Registered Investment Company		418,068
T Rowe Price Retirement 2065 Fund - Advisor Class	Registered Investment Company		3,864
JPMorgan Large Cap Growth R4	Registered Investment Company		4,911,956

PLAN SPONSOR STOCK

Microsoft Corporation **	Common Stock		5,749,758

MONEY MARKET FUNDS

Federated Trust for U.S. Treasury Obligations Fund - Institutional Shares	Registered Investment Company		708,003

TIME DEPOSITS

Banco Popular de Puerto Rico ** Interest 2.938% and 3.188% as of December 31, 2025			31,736

Participant Loans ** Interest 4.25% - 9.50%, maturing through September 2038			181,787

Total			$38,738,606

*	Information not presented because investments are participant directed
**	Party-in-interest